

08027800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65838

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01|01|07__ AND ENDING __12|31|07__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TJM Proprietary Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__318 West Adams Street, 9th Floor__
(No. and Street)

__Chicago__   __IL__   __60606__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Ostrow Reisin Berk & Abrams, Ltd__
(Name – if individual, state last, first, middle name)

__455 N. Cityfront Plaza Drive,__ __Chicago,__ __IL__   __60611__
(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 31 2008

**THOMSON
FINANCIAL**

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

TJM PROPRIETARY TRADING, LLC

YEARS ENDED DECEMBER 31, 2007 AND 2006

TJM PROPRIETARY TRADING, LLC

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

Oath or Affirmation

I, Colleen Rismger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Proprietary Trading, LLC, as of December 31, 2007 and 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Colleen S. Rismger
Signature

Fin Op
Title

Subscribed and sworn
to before me this
__25th__ day of __February__, 20078

Heather Kuhl
Notary Public

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

1



Ostrow Reisin Berk & Abrams, Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone   312.670.7444
Facsimile   312.670.8301
E-mail   info@orba.com
Web site   www.orba.com

Independent Affiliate
of BKR International

Independent Auditors' Report

Board of Directors
TJM Proprietary Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Proprietary Trading, LLC (the Company), as of December 31, 2007 and 2006 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Proprietary Trading, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Allen M. Abrams
Nicola K. Chalik
Joel A. Herman
Brian R. Israel
Thomas M. Kosinski
Michael J. Kovacs
Jeffrey C. Newman
Joseph A. Odzer
James G. Quaid
Richard A. Reisin
Kalman K. Shiner
Laurence A. Sophian
Mark A. Thomson
Kenneth L. Tomheim
Frank L. Washelesky
Danielle M. Winkle
Alan M. Witt

2

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk + Abrams, Ltd.

February 26, 2008
Chicago, Illinois

TJM PROPRIETARY TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2007		2006
ASSETS				
Current assets:				
Cash	$	22,349	$	290,965
Receivables from brokers or dealers		598,006,637		109,792,274
Securities and spot commodities owned, at market value		873,050,120		275,665,230
Securities and/or other investments not readily marketable, at estimated fair market value		50,000		50,000
Other assets		21,004,582		5,789,514
Total current assets		1,492,133,688		391,587,983
Total assets	$	1,492,133,688	$	391,587,983
LIABILITIES AND MEMBERS' CAPITAL				
Current liabilities:				
Payable to brokers or dealers	$	184,691,752	$	75,213,750
Payable to non-customers		81,195		
Securities sold not yet purchased at market value		1,179,795,269		256,005,430
Accounts payable and accrued expenses		24,206,677		6,749,603
Total current liabilities		1,388,774,893		337,968,783
Members' capital		103,358,795		53,619,200
Total liabilities and members' capital	$	1,492,133,688	$	391,587,983

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF OPERATIONS

Years ended December 31,	2007	2006
Revenue:		
Securities commissions	$ **29,085,937**	$ 8,480,082
Gain on firm securities trading accounts	**39,753,160**	19,832,959
Other	**10,561,838**	3,542,363
Total revenue	**79,400,935**	31,855,404
Operating expenses:		
Interest	**27,724,400**	8,407,659
Other	**14,094,278**	3,789,901
Total operating expenses	**41,818,678**	12,197,560
Net income	$ **37,582,257**	$ 19,657,844

TJM PROPRIETARY TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Amount
Balance, December 31, 2005	$ 28,026,410
Members' contributions	17,441,261
Members' distributions	(11,506,315)
Net income	19,657,844
Balance, December 31, 2006	**53,619,200**
Members' contributions	**34,394,343**
Members' distributions	**(22,237,005)**
Net income	**37,582,257**
Balance, December 31, 2007	**$ 103,358,795**

TJM PROPRIETARY TRADING, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2007	2006
Operating activities:		
Net income	$ 37,582,257	$ 19,657,844
Adjustments to reconcile above to cash used in operating activities:		
Increase in operating assets:		
Receivables from brokers or dealers	(488,214,363)	(92,997,976)
Securities and spot commodities owned, at market value	(597,384,890)	(100,276,137)
Other assets	(15,215,068)	(4,842,976)
Increase (decrease) in operating liabilities:		
Payable to brokers or dealers	109,478,002	54,158,851
Payable to non-customers	81,195	(2,620)
Securities sold not yet purchased at market value	923,789,839	112,610,092
Accounts payable and accrued expenses	17,457,074	5,327,531
Cash used in operating activities	(12,425,954)	(6,365,391)
Financing activities:		
Members' contributions	34,394,343	17,441,261
Members' distributions	(22,237,005)	(11,506,315)
Cash provided by financing activities	12,157,338	5,934,946
Decrease in cash	(268,616)	(430,445)
Cash:		
Beginning of year	290,965	721,410
End of year	$ 22,349	$ 290,965
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 11,183,575	$ 3,124,258

See notes to financial statements.

7

TJM PROPRIETARY TRADING, LLC

1. Nature of business and summary of significant accounting policies

Operations:

TJM Proprietary Trading, LLC (the Company) is an Illinois limited liability company formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange (CBOE). The Company is scheduled to terminate operations on December 31, 2053.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Equity securities transactions are recorded on the trade date and gains or losses are realized when securities are liquidated. Unrealized gains or losses on open trades (the difference between the purchase price and market price) at the date of the statement of financial condition are included in equity in broker trading accounts. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Market value of securities is based upon exchange settlement prices.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on their distributive share of the Company's income whether or not that income is actually distributed.

TJM PROPRIETARY TRADING, LLC

1. Nature of business and summary of significant accounting policies (continued)

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2. Related party transactions

The Company has entered into an agreement with an affiliate through common ownership whereby the Company leases office space from the affiliate on a month-to-month basis. Rent payments paid to the affiliate were $31,500 and $24,000 for the years ended December 31, 2007 and 2006, respectively.

Certain operating expenses of the Company are paid by an affiliate and reimbursed. In 2006 the Company paid an affiliate $455,500 for risk management, technology and administration services. There was no such payment in 2007.

The amount due to affiliates at December 31, 2007 and 2006 was $11,176 and $9,795, respectively.

3. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital of $65,942,529 which was $65,842,529 in excess of its required net capital of $100,000. At December 31, 2007, the Company's net capital ratio was .0092 to 1. At December 31, 2006, the Company had net capital of $25,110,882 which was $25,010,882 in excess of its required net capital of $100,000. At December 31, 2006, the Company's net capital ratio was .269 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

6. Deposits with brokers

The Company deposits cash with brokers subject to CFTC regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash with such brokers. The Company earns interest income on its cash deposited with the brokers.

7. Members' capital

Members' capital is comprised of Class A and Class B Membership interests. As defined in the Operating Agreement, various differences exist between the rights and privileges of the Class A and Class B Members. The Class B Members receive no allocation of income other than a special allocation determined by the Class A Members in accordance with the Operating Agreement and the Trading Agreement of such Class B Member, of the net profit or net loss derived from the trading results of, minus expenses incurred by the Company with respect to such Class B Member's Proprietary Trading Account. Members' capital was as follows:

December 31,	2007	2006
Class A	$ 2,952,954	$ 475,695
Class B	100,405,841	53,143,505
Total	$ 103,358,795	$ 53,619,200

TJM PROPRIETARY TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007		
Total members' capital		$ 103,358,795
Total capital and allowable subordinated liabilities		103,358,795
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organization	$ 84,406	
		84,406
Haircuts on securities:		
Trading and investment securities	37,331,860	
		37,331,860
Net capital		65,942,529
Minimum net capital required		100,000
Excess net capital		$ 65,842,529
Aggregate indebtedness:		
Payable to non-customers		$ 81,195
Accounts payable and accrued expenses		528,234
Aggregate indebtedness		$ 609,429
Percentage of aggregate indebtedness to net capital		0.92%

There are no material differences between the computation of net capital under Rule 15c3-1 shown above and the computation of net capital as reported in the Company's Form X-17A-5.

11

TJM PROPRIETARY TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



**Ostrow
Reisin
Berk &
Abrams,
Ltd.**

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone   312.670.7444
Facsimile   312.670.8301
E-mail   info@orba.com
Web site   www.orba.com

Independent Affiliate
of BKR International

Independent Auditors' Report on Internal Accounting Control

Members
TJM Proprietary Trading, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Proprietary Trading, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Allen M. Abrams
Nicola K. Chalik
Joel A. Herman
Brian R. Israel
Thomas M. Kosinski
Michael J. Kovacs
Jeffrey C. Newman
Joseph A. Odzer
James G. Quaid
Richard A. Reisin
Kalman K. Shiner
Laurence A. Sophian
Mark A. Thomson
Kenneth L. Tornheim
Frank L. Washelesky
Danielle M. Winkle
Alan M. Witt

13

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis misstatements or noncompliance with Rule 17a-5(g)(1) of the Securities and Exchange Commission. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the third paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk + Abrams, Ltd.

February 26, 2008
Chicago, Illinois

END 15